                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A


          Under the Securities Exchange Act of 1934 (Amendment No. 1)*



                               Prize Energy Corp.
                (formerly known as Vista Energy Resources, Inc.)
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    74267L106
                                 (CUSIP Number)

                              Richard L. Covington
                           777 Main Street, Suite 2250
                              Fort Worth, TX 76102
                                 (817) 338-9235
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 8, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 74267L106               SCHEDULE 13D


(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons

            NATURAL GAS PARTNERS II, L.P.

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(2)   Check the Appropriate Box if a Member of a Group (See
      Instructions)                                                     (a) [ ]
                                                                        (b) [ ]


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(3)   SEC Use Only


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(4)   Source of Funds (See Instructions)                        OO (SEE ITEM 3)


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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                          [ ]

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(6)   Citizenship or Place of Organization   NATURAL GAS PARTNERS II, L.P.
                                             IS A LIMITED PARTNERSHIP FORMED
                                             UNDER THE LAWS OF THE STATE OF
                                             DELAWARE

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                       (7)      Sole Voting Power                     879,818
      Number of        --------------------------------------------------------
      Shares Bene-
      ficially         (8)      Shared Voting Power                         0
      Owned by         --------------------------------------------------------
      Each
      Reporting        (9)      Sole Dispositive Power                879,818
      Person With      --------------------------------------------------------

                       (10)     Shared Dispositive Power                    0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person    879,818


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 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                  [ ]


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(13) Percent of Class Represented by Amount in Row (11)                   8.0%


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(14) Type of Reporting Person (See Instructions)                            PN


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CUSIP NO. 74267L106               SCHEDULE 13D


(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons

            G.F.W. ENERGY II, L.P.
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(2)   Check the Appropriate Box if a Member of a Group (See
      Instructions)                                                   (a)  [ ]
                                                                      (b)  [ ]
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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                       OO (SEE ITEM 3)

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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                   [ ]

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(6)   Citizenship or Place of Organization      G.F.W. ENERGY II, L.P. IS A
                                                LIMITED PARTNERSHIP FORMED UNDER
                                                THE LAWS OF THE STATE OF
                                                DELAWARE

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                       (7)      Sole Voting Power                      879,818
      Number of        --------------------------------------------------------
      Shares Bene-
      ficially         (8)      Shared Voting Power                          0
      Owned by         --------------------------------------------------------
      Each
      Reporting        (9)      Sole Dispositive Power                 879,818
      Person With      --------------------------------------------------------

                       (10)     Shared Dispositive Power                     0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     879,818


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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                   [ ]


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(13)  Percent of Class Represented by Amount in Row (11)                  8.0%


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(14)  Type of Reporting Person (See Instructions)                          PN


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CUSIP NO. 74267L106               SCHEDULE 13D


(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons

            GFW II, L.L.C.

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(2)   Check the Appropriate Box if a Member of a Group (See
      Instructions)                                                   (a)  [ ]
                                                                      (b)  [ ]

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(3)   SEC Use Only


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(4)   Source of Funds (See Instructions)                       OO (SEE ITEM 3)


-------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                         [ ]


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(6)   Citizenship or Place of Organization      GFW II, L.L.C. IS A LIMITED
                                                LIABILITY COMPANY FORMED UNDER
                                                THE LAWS OF THE STATE OF
                                                DELAWARE

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                       (7)      Sole Voting Power                     879,818
      Number of        --------------------------------------------------------
      Shares Bene-
      ficially         (8)      Shared Voting Power                         0
      Owned by         --------------------------------------------------------
      Each
      Reporting        (9)      Sole Dispositive Power                879,818
      Person With      --------------------------------------------------------

                       (10)     Shared Dispositive Power                    0
-------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person    879,818


-------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                   [ ]


-------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                  8.0%


-------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                          OO


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      The Schedule 13D filed by the reporting persons with the Securities and
Exchange Commission on November 6, 1998, is hereby amended as follows:

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of Prize Energy Corp. (formerly known as Vista Energy Resources, Inc.), a Delaware corporation (the "Company"). The Company is an independent oil and gas company focused on the acquisition, enhancement and exploitation of producing oil and gas properties. The address of the Company's principal executive offices is 3500 William D. Tate, Suite 200, Grapevine, Texas 76051.

ITEM 2.  IDENTITY AND BACKGROUND.

         No Modification.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 8, 2000, a wholly-owned subsidiary of the Company was merged (the "Merger") with and into Prize Natural Resources, Inc. (formerly known as Prize Energy Corp.), a Delaware corporation ("Old Prize"), pursuant to an Agreement and Plan of Merger dated October 8, 1999, among the Company, Old Prize and such subsidiary (the "Merger Agreement").

         As a result of the Merger and the related transactions, Old Prize became a wholly-owned subsidiary of the Company, the Company changed its name from Vista Energy Resources, Inc. to Prize Energy Corp., the Company effectuated a one-for-seven reverse stock split of all issued and outstanding shares and the stockholders of Old Prize received shares of stock in the Company constituting 84% of the voting shares of the Company. The Partnership was a stockholder of the Company at the time of the Merger.

         The issuance of shares of Company stock in the Merger was registered under the Securities Act of 1933, as amended (the "Securities Act"), on a Registration Statement on Form S-4 (file number 333-92561) which became effective on January 13, 2000.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Partnership acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions, and other factors that each may deem significant to its respective investment decisions, the Partnership, GFW Energy II and GFW II may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that they or any of them may hereafter acquire, provided that such purchases and sales are otherwise made in compliance with the Certificate of Incorporation and bylaws of the Company, if applicable, the Voting and Shareholders Agreement (described below) and any credit agreements and indentures to which


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the Company is a party. Except as set forth in this Item 4, the reporting persons have no present plans, proposals or intention which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except that the board will be expanded to include two or three "independent directors" in order to satisfy requirements of the Securities and Exchange Commission and the American Stock Exchange); (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change to the Company's business or corporate structure (other than the possible consolidation or other reorganization of the Company's subsidiaries); (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) the Common Stock or any other class of securities of the Company to be delisted from the American Stock Exchange; (i) the Common Stock or any other class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

         As described in Item 6 below, the Partnership is party to a Voting and Shareholders Agreement relating to the voting of shares of Common Stock. None of the reporting persons is bound to increase or decrease its holdings of Common Stock. Depending upon future developments, the reporting persons may, in their discretion, develop plans at any time or from time to time which could relate to or result in one or more of the actions or events described above. The reporting persons reserve the right to act with respect to their holdings as they deem in their own best interest.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Each of the Partnership, GFW Energy II and GFW II is the beneficial owner of 879,818 shares of the Common Stock which represent 8.0% of the outstanding shares of the Common Stock. Each such reporting person has the sole power to vote and dispose of such shares.

         (c) Except as otherwise described herein or in any exhibit filed herewith, none of the persons named in response to paragraph (a) above has effected any transactions in shares of Common Stock during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in this Item 5 (the "Shares").

         (e) Not applicable.


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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         The Partnership is a party to a Voting and Shareholders Agreement dated February 8, 2000, among the Company and the holders of a majority of the voting securities of the Company (including all of the former stockholders of Old Prize), under which the Shares are subject to certain covenants as to the voting of the Shares (the "Shareholders Agreement").

         The parties to the Shareholders Agreement have agreed to vote their shares of Common Stock for the election of: (i) one director designated by management of the Company; (ii) three directors designated by Natural Gas Partners V, L.P.; and (iii) two directors designated by Pioneer Natural Resources USA, Inc. ("Pioneer"). However, on the date on which Pioneer no longer owns at least 60% of the shares of the Company's convertible preferred stock initially issued to it in the Merger, or the equivalent number of shares of the Common Stock obtained upon conversion, Pioneer shall have the right to designate only one director and Natural Gas Partners V, L.P. shall have the right to designate four directors.

         The provisions of the Shareholders Agreement regarding election of directors terminate on the earlier to occur of June 29, 2009, or the date on which Pioneer no longer owns shares of the Common Stock and shares of the Company's convertible preferred stock that constitute, on an as converted basis, at least 16.7% of the Common Stock outstanding.

         Reference is made to the full text of the Shareholders Agreement which is filed as an exhibit to this Schedule 13D and incorporated herein.

         The Partnership is also a party to an Amended and Restated Registration Rights Agreement dated February 8, 2000, among the Company and the holders of a majority of the voting securities of the Company (including all of the former stockholders of Old Prize), under which the Partnership has certain rights with respect to the registration of the Shares under the Securities Act. Reference is made to the full text of the Amended and Restated Registration Rights Agreement which is filed as an exhibit to this Schedule 13D and incorporated herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A -  Agreement and Plan of Merger dated October 8, 1999, among Vista
             Energy Resources, Inc. (now named Prize Energy Corp.), Prize Energy Corp. (now named Prize Natural Resources, Inc.) and PEC Acquisition Corp.*

Exhibit B -  Voting and Shareholders Agreement dated as of February 8, 2000, among Prize Energy Corp. (formerly known as Vista Energy Resources, Inc.) and all of the former stockholders of Prize Natural Resources, Inc. (formerly known as Prize Energy Corp.), including Natural Gas Partners II, L.P.**


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Exhibit C -  Amended and Restated Registration Rights Agreement dated as of
             February 8, 2000, among Prize Energy Corp. (formerly known as Vista Energy Resources, Inc.), all of the former stockholders of Prize Natural Resources, Inc. (formerly known as Prize Energy Corp.), including Natural Gas Partners II, L.P., and certain other stockholders of Prize Energy Corp.**

Exhibit D -  Joint Filing Agreement, dated as of February 17, 2000, by and among the reporting persons (pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934).

----------------

* Included in the Registration Statement on Form S-4, as amended (File No. 333-92561), of Vista Energy Resources, Inc. (now named Prize Energy Corp.), initially filed on December 10, 1999, and incorporated herein by reference.

** Filed with the Securities and Exchange Commission as an Exhibit to the statement on Schedule 13D of Lon C. Kile relating to Prize Energy Corp., filed on February 17, 2000, and incorporated herein by reference.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 17, 2000                 NATURAL GAS PARTNERS II, L.P.
                                        By: G.F.W. Energy II, L.P., its Sole
                                        General Partner
                                        By: GFW II, L.L.C., its Sole General
                                        Partner


                                        By:  /s/ Kenneth A. Hersh
                                            -----------------------------------
                                            Kenneth A. Hersh, Authorized Member


Date: February 17, 2000                 G.F.W. Energy II, L.P.
                                        By: GFW II, L.L.C., its Sole General
                                        Partner


                                        By:  /s/ Kenneth A. Hersh
                                            -----------------------------------
                                            Kenneth A. Hersh, Authorized Member



Date: February 17, 2000                 GFW II, L.L.C.


                                        By:  /s/ Kenneth A. Hersh
                                            -----------------------------------
                                            Kenneth A. Hersh, Authorized Member


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                                  EXHIBIT INDEX


EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------

Exhibit A - Agreement and Plan of Merger dated October 8, 1999, among Vista
            Energy Resources, Inc. (now named Prize Energy Corp.), Prize Energy
            Corp. (now named Prize Natural Resources, Inc.) and PEC Acquisition
            Corp.*

Exhibit B - Voting and Shareholders Agreement dated as of February 8, 2000, among Prize Energy Corp. (formerly known as Vista Energy Resources,
            Inc.) and all of the former stockholders of Prize Natural Resources, Inc. (formerly known as Prize Energy Corp.), including Natural Gas
            Partners V, L.P.**

Exhibit C - Amended and Restated Registration Rights Agreement dated as of
            February 8, 2000, among Prize Energy Corp. (formerly known as Vista
            Energy Resources, Inc.), all of the former stockholders of Prize
            Natural Resources, Inc. (formerly known as Prize Energy Corp.), including Natural Gas Partners V, L.P., and certain other stockholders of Prize Energy Corp.**

Exhibit D - Joint Filing Agreement, dated as of February 17, 2000, by and among the reporting persons (pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934).


----------------

* Included in the Registration Statement on Form S-4, as amended (File No. 333-92561), of Vista Energy Resources, Inc. (now named Prize Energy Corp.), initially filed on December 10, 1999, and incorporated herein by reference.

** Filed with the Securities and Exchange Commission as an Exhibit to the statement on Schedule 13D of Lon C. Kile relating to Prize Energy Corp., filed on February 17, 2000, and incorporated herein by reference.


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